

Mail Stop 4631

March 23, 2010

Mr. Jonathan Hoenecke
Chief Financial Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, WI 53202

>   **RE: Form 10-K for the year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
>   **September 30, 2009**
>   **File No. 0-53352**

Dear Mr. Hoenecke:

We have reviewed your response letter dated March 15, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2. We have reviewed your response to prior comment 2 from our letter dated February 18, 2010. As previously requested, please show us in your supplemental response your proposed disclosures to clearly discuss the impact that terminated accounts had on investment advisory fees for Wood and Sovereign.

Assets Under Management, page 26

3. We have reviewed your response to prior comment 5 from our letter dated February 18, 2010. Your proposed disclosure appears to provide a general description of asset classes and inherent risks of the broad asset classes. As previously requested, please enhance your disclosure to separately discuss the underlying assets for each subsidiary and how the inherent risks of those assets impacted the market movements within each subsidiary's AUM.

4. We have reviewed your response to prior comment 6 from our letter dated February 18, 2010. You indicate that when you referenced individual pooled investment vehicles in your prior response, you were referring to six limited liability companies and one Cayman Islands exempted company (each a "fund" and collectively, the "funds"). We further note that these funds only represent 6% of the total assets under management. As we previously requested, please address our prior comment 5 from our letter dated December 16, 2009 as it relates to your "investment strategies" identified on page 5 of your Form 10-K. Help us to understand the structure of these investment strategies and whether they are "significant" as set forth in our prior comment 5 from our letter dated December 16, 2009.

Critical Accounting Estimates, page 33

5. We have reviewed your responses to prior comments 7 and 9 from our letter dated February 18, 2010. It appears that you have provided conflicting responses as to what your operating segments are. Specifically, in your response to prior comment 7 you indicated that "we did not intend to state that we had multiple operating segments for purposes of reporting under SFAS 142", however, in your response to prior comment 9 you state that "to the extent we may technically be deemed to have 'operating segments' under paragraph 10 of SFAS 131".
    *   Please clarify whether your subsidiaries qualify as separate operating segments pursuant to paragraph 10 of SFAS 131. If you do not believe your subsidiaries qualify as operating segments pursuant to paragraph 10 of SFAS 131, please provide us with a comprehensive analysis to support the basis of such a conclusion.

- Paragraph 30 of SFAS 142 states that a reporting unit is an operating segment or one level below an operating segment (referred to as a component). We note your response that "two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics." Please note that components of an operating segment, and not the operating segments themselves, may be aggregated and deemed a single reporting unit related to that specific operating segment. As such, the number of reporting units must be at least equal to the number of operating segments. Based on this guidance and assuming your subsidiaries qualify as separate operating segments, it appears that you must assign and test your goodwill for impairment at your subsidiary level or, if applicable, at one level below. Please reassess your accounting and disclosures for goodwill and goodwill impairment.

- We note your belief that you have appropriately considered all the requirements of paragraph 17 of SFAS 131. We therefore assume that your subsidiaries qualify as separate operating segments pursuant to paragraph 10 of SFAS 131. In order for us to assess the appropriateness of your aggregating your subsidiaries into one reportable segment, we reiterate our prior comment 9 and ask that you provide us the discrete financial information you relied on in making this determination. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief